Exhibit 99.1

Verso Corporation Reports Third Quarter 2019 Financial Results

MIAMISBURG, Ohio, Nov. 12, 2019 /PRNewswire/ -- Verso Corporation (NYSE: VRS) today reported financial results for the third quarter of 2019.

  Net sales of $616 million, down $88 million compared to third quarter 2018
  Net income of $30 million, compared to net income of $86 million in third quarter 2018
  Adjusted EBITDA of $64 million, versus $108 million in third quarter 2018

Overview
"In the face of challenging market conditions which resulted in a significantly lower year-over-year third quarter sales volume, Verso reported an adjusted EBITDA of $64 million, a margin of 10.4% and also reduced quarter over-quarter-inventory by $43 million as we effectively balanced our supply with demand," said Verso Corporation Interim Chief Executive Officer Leslie T. Lederer.

Results of Operations – Comparison of Three Months Ended September 30, 2019 to Three Months Ended September 30, 2018

	Three Months Ended September 30,		Three Month
(Dollars in millions)	2018	2019	$ Change
Net sales	$ 704	$ 616	$ (88)
Costs and expenses:
Cost of products sold (exclusive of depreciation and amortization)	580	536	(44)
Depreciation and amortization	28	25	(3)
Selling, general and administrative expenses	25	23	(2)
Restructuring charges	-	4	4
Other operating (income) expense	(9)	-	9
Operating income (loss)	80	28	(52)
Interest expense	15	-	(15)
Other (income) expense	(21)	(1)	20
Income (loss) before income taxes	86	29	(57)
Income tax expense (benefit)	-	(1)	(1)
Net income (loss)	$ 86	$ 30	$ (56)

Comments to Results of Operations - Comparison of Three Months Ended September 30, 2019 to Three Months Ended September 30, 2018

Net sales
Net sales for the third quarter of 2019 decreased by $88 million compared to the third quarter of 2018 as a result of unfavorable price/mix and declines in sales volume. Total company sales volume was 679,000 tons during the third quarter of 2019 down from 754,000 tons during the third quarter of 2018, due to continued lower demand for graphic paper along with increased graphic paper imports, partially offset by an increase in sales volume of specialty papers, packaging papers and market pulp.

Operating income (loss)
Operating income was $28 million for the three months ended September 30, 2019, a decrease of $52 million when compared to operating income of $80 million for the three months ended September 30, 2018.

Our operating results for the three months ended September 30, 2019 were positively impacted by:

  Lower input costs of $3 million for chemicals, energy and purchased pulp, partially offset by increased wood costs;
  Lower freight costs of $2 million;
  Lower depreciation expense of $3 million;
  Lower selling, general and administrative expenses of $2 million.

Our operating results for the three months ended September 30, 2019 were negatively impacted by:

  Unfavorable net selling price and product mix of $15 million;
  Unfavorable impact of $17 million as a result of lower sales volume driven by a decline in graphic paper sales, partially offset by an increase in the sales volume of specialty paper, packaging paper and market pulp;
  Higher net operating expenses of $7 million driven primarily by market downtime and a power outage and subsequent acid sewer failure at our Wisconsin Rapids Mill, partially offset by improved operational performance across our mill system;
  Increased major maintenance costs of $10 million, driven primarily by the timing of the outage at our Escanaba Mill.

Other impacts to our operating results included:

  Restructuring charges for the three months ended September 30, 2019 increased $4 million compared to the three months ended September 30, 2018 in connection with the closure of our Luke Mill;
  Other operating income for the three months ended September 30, 2019 decreased $9 million compared to in the three months ended September 30, 2018, as a result of the $9 million gain on the sale of our Wickliffe Mill.

Interest expense
Interest expense for the third quarter of 2019 decreased $15 million from the third quarter of 2018. Interest expense for the third quarter of 2018 included $11 million in non-cash accelerated amortization of debt issuance cost and discount associated with the voluntary principal prepayments on our term loan facility. The remaining decrease in interest expense resulted from the reduction in amounts outstanding under the ABL facility and the repayment and termination of our term loan facility in September 2018.

Other (income) expense
Other (income) expense for the third quarter of 2018 included $20 million of income related to a countervailing duty settlement agreement with certain Canadian producers of supercalendered paper.

Results of Operations – Comparison of Nine Months Ended September 30, 2019 to Nine Months Ended September 30, 2018

	Nine Months Ended September 30,		Nine Month
(Dollars in millions)	2018	2019	$ Change
Net sales	$ 1,987	$ 1,857	$ (130)
Costs and expenses:
Cost of products sold (exclusive of depreciation and amortization)	1,742	1,625	(117)
Depreciation and amortization	83	157	74
Selling, general and administrative expenses	78	76	(2)
Restructuring charges	2	44	42
Other operating (income) expense	(7)	2	9
Operating income (loss)	89	(47)	(136)
Interest expense	32	2	(30)
Other (income) expense	(28)	(3)	25
Income (loss) before income taxes	85	(46)	(131)
Income tax expense (benefit)	-	-	-
Net income (loss)	$ 85	$ (46)	$ (131)

Comments to Results of Operations - Comparison of Nine Months Ended September 30, 2019 to Nine Months Ended September 30, 2018

Net sales
Net sales for the nine months ended September 30, 2019 decreased $130 million compared to the nine months ended September 30, 2018 as price/mix improvement was more than offset by declines in sales volume. Total company sales volume was 1,990,000 tons during the nine months ended September 30, 2019 down from 2,182,000 tons during the nine months ended September 30, 2018, driven by continued decline of graphic paper demand, the continued customer inventory overhang and increased imports for graphic papers, partially offset by an increase in sales volume of specialty papers, packaging papers and market pulp.

Operating income (loss)
Operating income (loss) was a loss of $47 million for the nine months ended September 30, 2019, a decrease of $136 million when compared to operating income of $89 million for the nine months ended September 30, 2018.

Our operating results for the nine months ended September 30, 2019 were positively impacted by:

  Improved price/mix of $52 million;
  Lower freight costs of $3 million;
  Lower selling, general and administrative costs of $2 million.

Our operating results for the nine months ended September 30, 2019 were negatively impacted by:

  Unfavorable impact of $39 million as a result of lower sales volume driven by a decline in graphic paper sales, partially offset by an increase in the sales volume of specialty paper, packaging paper and market pulp;
  Higher input costs of $18 million driven primarily by higher costs of wood fiber, partially offset by improved energy costs;
  Higher operating expenses of $5 million driven primarily by market downtime, union ratification expense for signing bonuses and for the settlement of various work arrangement issues and a power outage and subsequent acid sewer failure at our Wisconsin Rapids Mill, partially offset by improved operational performance of our mill system;
  Increased planned major maintenance costs of $6 million, primarily driven by major maintenance performed at our Escanaba Mill during the nine months ended September 30, 2019 that was not performed during the nine months ended September 30, 2018, partially offset by major maintenance performed at our Luke Mill during the nine months ended September 30, 2018, which was not performed during the nine months ended September 30, 2019;
  Higher depreciation expense of $74 million driven by $76 million of accelerated depreciation in connection with the announced closure of our Luke Mill.

Other impacts to operating results included:

  Restructuring charges for the nine months ended September 30, 2019 increased $42 million compared to the nine months ended September 30, 2018 as a result of the closure of our Luke Mill;
  Other operating income for the nine months ended September 30, 2019 decreased $9 million compared to in the nine months ended September 30, 2018, as a result of the $9 million gain on the sale of our Wickliffe Mill.

Interest expense
Interest expense for the nine months ended September 30, 2019 decreased $30 million compared to the nine months ended September 30, 2018. Interest expense for the nine months ended September 30, 2018 included $15 million in non-cash accelerated amortization of debt issuance cost and discount associated with the voluntary principal prepayments and excess cash flow payments on our term loan facility. The remaining decrease in interest expense resulted from the reduction in amounts outstanding under the ABL Facility and the repayment and termination of our term loan facility in September 2018.

Other (income) expense
Other (income) expense for the nine months ended September 30, 2019 and September 30, 2018 included income of $4 million and $9 million, respectively, associated with the non-operating components of net periodic pension cost (income). Additionally, the nine months ended September 30, 2018 included $20 million of income related to the countervailing duty settlement agreement.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

EBITDA consists of earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA reflects adjustments to EBITDA to eliminate the impact of certain items that we do not consider to be indicative of our ongoing performance. We use EBITDA and Adjusted EBITDA as a way of evaluating our performance relative to that of our peers and to assess compliance with our credit facilities. We believe that EBITDA and Adjusted EBITDA are non-GAAP operating performance measures commonly used in our industry that provide investors and analysts with measures of ongoing operating results, unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

We believe that the supplemental adjustments applied in calculating Adjusted EBITDA are reasonable and appropriate to provide additional information to investors.

Because EBITDA and Adjusted EBITDA are not measurements determined in accordance with Generally Accepted Accounting Principles (GAAP) and are susceptible to varying calculations, EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. You should consider our EBITDA and Adjusted EBITDA in addition to, and not as a substitute for, or superior to, our operating or net income (loss), which are determined in accordance with GAAP.

The following table reconciles Net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

		Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in millions)		2018	2019	2018	2019
Net income (loss)		$ 86	$ 30	$ 85	$ (46)
Income tax expense (benefit)		-	(1)	-	-
Interest expense		15	-	32	2
Depreciation and amortization		28	25	83	157
EBITDA		$ 129	$ 54	$ 200	$ 113
Adjustments to EBITDA:
	Restructuring charges (1)	-	4	2	44
	Luke Mill post-closure costs (2)	-	3	-	4
	Non-cash equity award compensation (3)	2	2	6	10
	Androscoggin PM No. 3 startup costs (4)	3	-	10	-
	Countervailing duty settlement (5)	(20)	-	(20)	-
	(Gain) loss on sale or disposal of assets (6)	(8)	(1)	(8)	-
	Post-reorganization costs (7)	1	-	3	-
	Strategic initiatives costs (8)	-	-	5	1
	Other severance costs (9)	-	2	-	4
	Other items, net (10)	1	-	2	1
Adjusted EBITDA		$ 108	$ 64	$ 200	$ 177

(1)	For 2018, charges are primarily associated with the closure of the Wickliffe Mill. For 2019, charges are primarily associated with the closure of the Luke Mill.
(2)	Costs incurred after production ceased at the Luke Mill that are not associated with product sales or restructuring activities.
(3)	Amortization of non-cash incentive compensation.
(4)	Costs incurred in connection with the upgrade of previously shuttered No. 3 paper machine and pulp line at the Androscoggin Mill.
(5)	Countervailing duty settlement gains pursuant to the Settlement Agreement.
(6)	Realized (gain) loss on the sale or disposal of assets, including a $9 million gain on the sale of the Wickliffe Mill in September 2018.
(7)	Fees associated with our prior Chapter 11 cases.
(8)	Professional fees and other charges associated with strategic alternatives initiative.
(9)	Severance and related benefit costs not associated with restructuring activities.
(10)	Other miscellaneous adjustments.

About Verso
Verso Corporation is the turn-to company for those looking to successfully navigate the complexities of paper sourcing and performance. A leading North American producer of specialty and graphic papers, packaging and pulp, Verso provides insightful solutions that help drive improved customer efficiency, productivity, brand awareness and business results. Verso's long-standing reputation for quality and reliability is directly tied to our vision to be a company with passion that is respected and trusted by all. Verso's passion is rooted in ethical business practices that demand safe workplaces for our employees and sustainable wood sourcing for our products. This passion, combined with our flexible manufacturing capabilities and an unmatched commitment to product performance, delivery and service, make Verso a preferred choice among commercial printers, paper merchants and brokers, converters, publishers and other end users. For more information, visit us online at versoco.com.

Forward-Looking Statements
In this press release, all statements that are not purely historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "project," "plan," "estimate," "intend," "potential" and other similar expressions. Forward-looking statements are based on currently available business, economic, financial, and other information and reflect management's current beliefs, expectations, and views with respect to future developments and their potential effects on Verso. Actual results could vary materially depending on risks and uncertainties that may affect Verso and its business. Verso's actual actions and results may differ materially from what is expressed or implied by these statements due to a variety of factors, including those risks and uncertainties listed under the caption "Risk Factors" in Verso's Form 10-K for the fiscal year ended December 31, 2018 and Form 10-Q for the third quarter ended September 30, 2019, and from time to time in Verso's other filings with the Securities and Exchange Commission. Verso assumes no obligation to update any forward-looking statement made in this press release to reflect subsequent events or circumstances or actual outcomes.

Conference Call
Verso will host a conference call and webcast for analysts and investors on Tuesday, November 12, 2019 at 9 a.m. (EST) to discuss third quarter 2019 financial results.

Analysts and investors may access the live conference call only by dialing 888-317-6003 (U.S. toll-free), 866-284-3684 (Canada toll-free) or 412-317-6061 (international) and referencing elite entry number 8454233 and Verso Corporation. To register, please dial in 10 minutes before the conference call begins. The news release and third quarter 2019 results will be available on Verso's website at http://investor.versoco.com by navigating to the Financial Information page.

Analysts and investors may also access the live conference call and webcast by clicking on the event link https://www.webcaster4.com/Webcast/Page/1524/32166 or by visiting Verso's website at http://investor.versoco.com and navigating to the Events page. Please go to this link at least one hour before the call and follow the instructions to register, download and install any necessary audio/video software.

A telephonic replay of the call can be accessed at 877-344-7529 (U.S. toll-free), 855-669-9658 (Canada toll-free) or 412-317-0088 (international), access code 10136569. The replay will be available starting at 11 a.m. (EST) Tuesday, November 12, 2019, and will remain available until December 12, 2019. An archive of the conference call and webcast will be available at http://investor.versoco.com starting at 11 a.m. (EST) Tuesday, November 12, 2019, and will remain available for 120 days.

CONTACT: Investor contact: investor.relations@versoco.com, 937-528-3220; Media contact: Kathi Rowzie, Vice President, Communications and Public Affairs, 937-528-3700, kathi.rowzie@versoco.com